Exhibit h(6)(h)

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of September 10, 2018, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and VALIC COMPANY I, a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Adviser and the Company are parties to that certain Investment Advisory and Management Agreement, dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the International Value Fund (formerly, the Foreign Value Fund) (the “Fund”), a series of the Company; and

WHEREAS, the Company, on behalf of the Fund, pays the Adviser as compensation for services provided to the Fund, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Adviser and Wells Capital Management Incorporated (“WellsCap”) are parties to an Investment Sub-Advisory Agreement dated December 31, 2008, as amended from time to time (the “Subadvisory Agreement”), pursuant to which WellsCap furnishes investment advisory services to certain series of the Company, including the Fund; and

WHEREAS, the Adviser has agreed to waive a portion of its fee under the Advisory Agreement, in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.        The Adviser shall waive its Advisory Fee under the Advisory Agreement with respect to the Fund so that the advisory fee payable by the Fund is equal to 0.66% on the first $250 million, 0.61% on the next $250 million, 0.56% on the next $500 million and 0.51% on assets over $1 billion.

2.        This Agreement shall continue in effect until September 30, 2019, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.        This Agreement shall be construed in accordance with the laws of the State of New York.

4.        This Agreement may be amended by mutual consent of the parties hereto in writing.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Eric S. Levy

Name: Eric S. Levy
Title: Executive Vice President

VALIC COMPANY I, on behalf of International Value Fund, a series thereof

By:	/s/ Gregory R. Kingston

Name: Gregory R. Kingston
Title: Treasurer and Principal Financial Officer